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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CHECKERS DRIVE-IN RESTAURANTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                   162809-10-7
                                 (CUSIP Number)


                                ROBERT A. WILSON
                  SENIOR VICE PRESIDENT AND ASSISTANT SECRETARY
                              CKE RESTAURANTS, INC.
                             401 W. CARL KARCHER WAY
                                ANAHEIM, CA 92801
                            TELEPHONE: (714) 774-5796
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                FEBRUARY 12, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 162809-10-7                                          PAGE 2 OF 3 PAGES
---------------------                                          -----------------


================================================================================
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CKE Restaurants, Inc.             33-0602639
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            00
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER

                      546,357
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH       -----------------------------------------------------------------
 REPORTING     9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              546,357
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            546,357
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.59% (1)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
================================================================================

(1) Based upon 9,758,533 shares of the issuer's common stock outstanding as stated in its Annual Report on Form 10-K for the fiscal year ended January 31, 2001.


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     This Amendment No. 6 amends the Statement on Schedule 13D filed with the
Securities and Exchange Commission (the "SEC") on January 24, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 5, 1997, and by Amendment No. 2 to Schedule 13D filed with the SEC on August 6, 1997, and by Amendment No. 3 to Schedule 13D filed with the SEC on December 30, 1997, and by Amendment No. 4 to Schedule 13D filed with the SEC on July 19, 2000, and by Amendment No. 5 to Schedule 13D filed with the SEC on December 1, 2000, and relates to the common stock, par value $0.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation (the "Company"), and is filed by CKE Restaurants, Inc., a Delaware corporation and one of the Reporting Lenders and Reporting Buyers identified therein pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION

     On February 12, 2001, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 29,000 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $5.125 per share, or an aggregate purchase price of $148,625. On February 13, 2001, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 48,000 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $5.125 per share, or an aggregate purchase price of $246,000. On February 14, 2001, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 29,000 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $5.125 per share, or an aggregate purchase price of $148,625. On February 14, 2001, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 149,800 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $5.00 per share, or an aggregate purchase price of $749,000. On February 14, 2001, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 5,200 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $5.0625 per share, or an aggregate purchase price of $26,325. On May 22, 2001, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 97,000 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $5.90 per share, or an aggregate purchase price of $572,300.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of May 22, 2001, after giving effect to the transactions described in
Item 4 above, CKE beneficially owned 546,357 shares, or approximately 5.59% of the outstanding shares, of the Company's Common Stock. The percentage given is based upon 9,758,533 shares of the Company's Common Stock outstanding, as stated on its Annual Report in Form 10-K for the fiscal year January 31, 2001.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 28, 2001                          CKE RESTAURANTS, INC.


                                             By: /s/ JEFFREY UTTZ
                                                 -------------------------------
                                             Name:  Jeffrey Uttz
                                             Title: Vice President, Finance


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